Tarter Krinsky & Drogin LLP 1350 Broadway New York, NY 10018 P 212.216.8000 F 212.216.8001 www.tarterkrinsky.com	Guy N. Molinari, Partner 212.216.8075, Direct Dial dpfeffer@tarterkrinsky.com

VIA EDGAR

September 18, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Robert Augustin

Re:	Elite Health Systems Inc. Preliminary Proxy Statement on Schedule 14A Filed September 2, 2025 File No. 000-26575

Dear Mr. Augustin and Ms. Park:

This letter is submitted on behalf of Elite Health Systems Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s preliminary proxy statement on Schedule 14A filed with the SEC on September 2, 2025 (the “Proxy”), as set forth in the Staff’s letter dated September 16, 2025 (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below corresponding to each numbered comment. Any other defined terms used in this letter are defined in the Proxy.

General

1.	Please provide the financial statements as required by Item 13(a) of Schedule 14A or tell us why you believe you are not required to do so.

The Company respectfully advises the Staff that we analyzed the acquisition of PSS in accordance with Reg S-X, Rule 1-02(w) which requires three different evaluations using each of the relative investment, asset and income metrics. In each case the Company determined that the acquisition of PSS did not meet the definition of a significant subsidiary since none of the tests exceeded 20% of the relevant metric and therefore no financial statements are required. Regardless, the Company voluntarily submitted summary financial data to provide high level information on the Company’s business plan. Please see Annex A for further analytical detail.

2.	Please provide the disclosure relating to the acquired company as required by Item 14(c) or tell us why you believe you are not required to do so.

The Company respectfully advises the Staff that we analyzed the acquisition of PSS in accordance with Reg S-X, Rule 1-02(w) which requires three different evaluations using each of the relative investment, asset and income metrics. In each case the Company determined that the acquisition of PSS did not meet the definition of a significant subsidiary since none of the tests exceeded 20% of the relevant metrics and therefore no financial statements are required. Regardless, the Company voluntarily submitted summary financial data for more information. Please see Annex A for further detail on the Company’s analysis.

Respectfully submitted,

/s/Guy N. Molinari

Guy N. Molinari

Enclosure

CC:	Dr. Prasad Jeereddi, CEO

Ken Minor, CFO